                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-83374


PROSPECTUS SUPPLEMENT                                       [LOGO] Merrill Lynch
---------------------                             Protected Growth/SM/ Investing
(To prospectus dated April 1, 2002)   Pursuit of Growth, Protection of Principal


                                1,400,000 Units
                           Merrill Lynch & Co., Inc.
                Callable Market Index Target-Term Securities(R)
                               due June 1, 2009
                     Linked to the Amex Defense Index/SM/
                        "Callable MITTS(R) Securities"
                         $10 principal amount per unit

                               ----------------

The Callable MITTS Securities:                        Payment at the stated maturity:

.. 100% principal protection at maturity.              . On the stated maturity date, if the Callable MITTS
                                                        Securities have not previously been called, for each unit of
.. Callable in October 2005 at the option of Merrill     the Callable MITTS Securities you own we will pay you an
  Lynch & Co., Inc.                                     amount equal to the sum of the principal amount of each
                                                        unit and an additional amount based on the percentage
.. No payments before the stated maturity date unless    increase, if any, in the value of the Amex Defense Index/SM/.
  called.
                                                      Payment if called by Merrill Lynch & Co., Inc.:
.. Senior unsecured debt securities of Merrill Lynch
  & Co., Inc.                                         . If Merrill Lynch & Co., Inc. elects in October 2005 to call your Callable MITTS Securities, you will receive a cash
.. Linked to the value of the Amex Defense Index/SM/     payment of $12.50 per unit.
  (index symbol "DFI").

.. The Callable MITTS Securities have been approved for listing on the American Stock Exchange under the trading symbol "DFM", subject to official notice of issuance.

.. Expected closing date: May 31, 2002.

      Investing in the Callable MITTS Securities involves risks that are described in the "Risk Factors" section beginning on page S-9 of this prospectus supplement.

                               ----------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                              Per Unit    Total
                                                              --------    -----
      Public offering price..................................  $10.00  $14,000,000
      Underwriting discount..................................    $.30     $420,000
      Proceeds, before expenses, to Merrill Lynch & Co., Inc.   $9.70  $13,580,000


                               ----------------

                              Merrill Lynch & Co.

                               ----------------

            The date of this prospectus supplement is May 28, 2002.

"MITTS" and "Market Index Target-Term Securities" are registered service marks and "Protected Growth" is a service mark of Merrill Lynch & Co., Inc.

"Amex Defense Index" is a service mark of the American Stock Exchange and has been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The Callable MITTS(R) Securities are not sponsored, endorsed, sold or promoted by the American Stock Exchange.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                                                         Page
                                                                                                         ----
SUMMARY INFORMATION--Q&A................................................................................  S-4
   What are the Callable MITTS Securities?..............................................................  S-4
   What will I receive on the stated maturity date of the Callable MITTS Securities?....................  S-4
   How does the call feature work?......................................................................  S-6
   Will I receive interest payments on the Callable MITTS Securities?...................................  S-6
   Who publishes the Amex Defense Index and what does the Amex Defense Index measure?...................  S-6
   How has the Amex Defense Index performed historically?...............................................  S-6
   What about taxes?....................................................................................  S-7
   Will the Callable MITTS Securities be listed on a stock exchange?....................................  S-7
   What is the role of MLPF&S?..........................................................................  S-7
   Who is ML&Co.?.......................................................................................  S-7
   Are there any risks associated with my investment?...................................................  S-8
RISK FACTORS............................................................................................  S-9
   You may not earn a return on your investment.........................................................  S-9
   The Callable MITTS Securities are subject to early call..............................................  S-9
   Your yield may be lower than the yield on a standard debt security of comparable maturity............  S-9
   Your investment in the Callable MITTS is concentrated................................................  S-9
   Risk factors specific to companies included in the Amex Defense Index................................  S-9
   Your return will not reflect the return of owning the Amex Defense Stocks............................ S-10
   There may be an uncertain trading market for the Callable MITTS Securities........................... S-10
   Many factors affect the trading value of the Callable MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor... S-10
   Amounts payable on the Callable MITTS Securities may be limited by state law......................... S-11
   Purchases and sales by us and our affiliates may affect your return.................................. S-12
   Potential conflicts.................................................................................. S-12
   Tax consequences..................................................................................... S-12
DESCRIPTION OF THE CALLABLE MITTS SECURITIES............................................................ S-13
   Payment at maturity.................................................................................. S-13
   Early call of the Callable MITTS Securities at the option of ML&Co................................... S-14
   Hypothetical returns................................................................................. S-14
   Adjustments to the Amex Defense Index; Market Disruption Events...................................... S-15
   Discontinuance of the Amex Defense Index............................................................. S-16
   Events of Default and Acceleration................................................................... S-17
   Depositary........................................................................................... S-17
   Same-Day Settlement and Payment...................................................................... S-20
THE AMEX DEFENSE INDEX.................................................................................. S-20
   Hypothetical and Historical Data on the Amex Defense Index........................................... S-22
   License Agreement.................................................................................... S-23
UNITED STATES FEDERAL INCOME TAXATION................................................................... S-24
   General.............................................................................................. S-24
   U.S. Holders......................................................................................... S-25
   Non-U.S. Holders..................................................................................... S-27
   Backup withholding................................................................................... S-28
ERISA CONSIDERATIONS.................................................................................... S-28
USE OF PROCEEDS AND HEDGING............................................................................. S-28
WHERE YOU CAN FIND MORE INFORMATION..................................................................... S-28
UNDERWRITING............................................................................................ S-29
VALIDITY OF THE CALLABLE MITTS SECURITIES............................................................... S-30
EXPERTS................................................................................................. S-30
INDEX OF DEFINED TERMS.................................................................................. S-31

                                  Prospectus

                                                                           Page
                                                                           ----
MERRILL LYNCH & CO., INC..................................................   2
USE OF PROCEEDS...........................................................   2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED
  CHARGES AND PREFERRED STOCK DIVIDENDS...................................   3
THE SECURITIES............................................................   3
DESCRIPTION OF DEBT SECURITIES............................................   4
DESCRIPTION OF DEBT WARRANTS..............................................  10
DESCRIPTION OF CURRENCY WARRANTS..........................................  12
DESCRIPTION OF INDEX WARRANTS.............................................  14
DESCRIPTION OF PREFERRED STOCK............................................  19
DESCRIPTION OF DEPOSITARY SHARES..........................................  24
DESCRIPTION OF PREFERRED STOCK WARRANTS...................................  28
DESCRIPTION OF COMMON STOCK...............................................  30
DESCRIPTION OF COMMON STOCK WARRANTS......................................  34
PLAN OF DISTRIBUTION......................................................  36
WHERE YOU CAN FIND MORE INFORMATION.......................................  37
INCORPORATION OF INFORMATION WE FILE WITH THE SEC.........................  37
EXPERTS...................................................................  38

                           SUMMARY INFORMATION--Q&A

      This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Callable Market Index Target-Term Securities(R) due June 1, 2009 linked to the Amex Defense Index/SM/ (the "Callable MITTS Securities"). You should carefully read this prospectus supplement and the accompanying prospectus of Merrill Lynch & Co., Inc. to fully understand the terms of the Callable MITTS Securities and the tax and other considerations that are important to you in making a decision about whether to invest in the Callable MITTS Securities. You should carefully review the "Risk Factors" section, which highlights certain risks associated with an investment in the Callable MITTS Securities, to determine whether an investment in the Callable MITTS Securities is appropriate for you.

      References in this prospectus supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc. and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Callable MITTS Securities?

      The Callable MITTS Securities will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Callable MITTS Securities will rank equally with all of our other unsecured and unsubordinated debt. The Callable MITTS Securities will mature on June 1, 2009 unless called by ML&Co. in October 2005.

      Each unit of Callable MITTS Securities represents $10 principal amount of Callable MITTS Securities. You may transfer the Callable MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Callable MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Callable MITTS Securities. You should refer to the section entitled "Description of the Callable MITTS Securities--Depositary" in this prospectus supplement.

What will I receive on the stated maturity date of the Callable MITTS
Securities?

      We have designed the Callable MITTS Securities for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the Amex Defense Index (the "Amex Defense Index" or the "Index"). On the stated maturity date, if we have not called the Callable MITTS Securities, you will receive a cash payment equal to the sum of two amounts: the "principal amount" and the "Supplemental Redemption Amount", if any.

Principal Amount

      The "principal amount" per unit is $10.

Supplemental Redemption Amount

      The "Supplemental Redemption Amount" per unit will equal:

            ( Ending Value - Starting Value )
      $10 X ( ----------------------------- )
            (       Starting Value          )

but will not be less than zero.

      The "Starting Value" equals 649.27, which was the closing value of the Index on May 28, 2002, the date the Callable MITTS Securities were priced for initial sale to the public (the "Pricing Date").

      The "Ending Value" means the average, arithmetic mean, of the value of the Index at the close of the market on five business days shortly before the maturity of the Callable MITTS Securities. We may calculate the Ending Value by reference to fewer than five or even a single day's closing value if, during the period shortly before the stated maturity date of the

Callable MITTS Securities, there is a disruption in the trading of a stock included in the Index or certain futures or options contracts relating to a stock included in the Index.

      For more specific information about the Supplemental Redemption Amount, please see the section entitled "Description of the Callable MITTS Securities" in this prospectus supplement.

      We will pay you a Supplemental Redemption Amount only if we do not call the Callable MITTS Securities during October 2005 and only if the Ending Value is greater than the Starting Value. If the Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the principal amount of your Callable MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.

  Examples

    Here are two examples of Supplemental Redemption Amount calculations, assuming we do not call the Callable MITTS Securities during the Call Period. If we call the Callable MITTS Securities during the Call Period, you will receive only the Call Price and you will not be entitled to receive any payment on the stated maturity date/(1)/.

  Example 1--On the stated maturity date, the hypothetical Ending Value is less than the Starting Value:

    Starting Value: 649.27
    Hypothetical Ending Value at maturity: 519.42

                                                       ( 519.42 - 649.27 )           (Supplemental
    Supplemental Redemption Amount (per unit)  = $10 X ( --------------- ) = $0.00   Redemption
                                                       (      649.27     )           Amount may not
                                                                                     be less than zero)

  Total payment on the stated maturity date (per unit) = $10.00 + $0.00 = $10.00

  Example 2--On the stated maturity date, the hypothetical Ending Value is greater than the Starting Value:

    Starting Value: 649.27
    Hypothetical Ending Value at maturity: 1,168.68

                                                       ( 1,168.68 - 649.27 )
    Supplemental Redemption Amount (per unit)  = $10 X ( ----------------- ) = $8.00
                                                       (      649.27       )

  Total payment on the stated maturity date (per unit) = $10.00 + $8.00 = $18.00

 (1) During October 2005, ML&Co. has the right to call the Callable MITTS Securities, as discussed in more detail below. You should be aware that, if and to the extent that the value of the Index during the Call Period increases above the Starting Value, it may become more likely that we will call the Callable MITTS Securities.

How does the call feature work?

      We may elect to call the Callable MITTS Securities at $12.50 per unit (the "Call Price"), on any Business Day during the month of October 2005 (the "Call Period") by giving notice to the trustee of the Callable MITTS Securities as described in this prospectus supplement and specifying the date on which the Call Price will be paid (the "Payment Date"). The Payment Date will be no later than the twentieth Business Day after the call election. The Call Price represents an annualized rate of return on the Callable MITTS Securities of approximately 6.63%, as calculated on a semi-annual bond equivalent basis, assuming a Payment Date of October 31, 2005.

      If we elect to call your Callable MITTS Securities during the Call Period, you will receive only the Call Price and you will not receive a Supplemental Redemption Amount based on increases in the Index. If we do not call the Callable MITTS Securities during the Call Period, the principal amount plus the Supplemental Redemption Amount, if any, that you receive at the stated maturity date may be greater than or less than the Call Price.

Will I receive interest payments on the Callable MITTS Securities?

      You will not receive any interest payments on the Callable MITTS Securities, but will instead receive the principal amount plus the Supplemental Redemption Amount, if any, at maturity, or the Call Price if the Callable MITTS Securities are called during the Call Period. We have designed the Callable MITTS Securities for investors who are willing to forego market interest payments on the Callable MITTS Securities, such as floating interest rates paid on standard senior non-callable debt securities, in exchange for the ability to participate in possible increases in the Index.

Who publishes the Amex Defense Index and what does the Amex Defense Index measure?

      The Index is calculated and disseminated by the AMEX under the symbol "DFI". The Index is designed to represent a cross section of widely held, highly capitalized companies involved in providing systems, equipment and services to the United States government and its allies for the purpose of supporting military, defense and intelligence efforts. The component stocks operate in industry segments that include but are not limited to, military aircraft manufacturing, shipbuilding, ground transportation, aerospace instrumentation and technology, specialized communication and radar systems, ammunition and weapons systems. The Index was established with a benchmark value of 500.00 on September 21, 2001.

      The Index is equal-dollar weighted, designed to ensure that each of its component securities is represented in approximately equal dollar value. To ensure that each component stock continues to represent approximately equal market value, adjustments are made quarterly after the close of market on the third Friday of March, June, September and December. For more specific information about the Index and equal dollar weighting, please see the section entitled "The Amex Defense Index" in this prospectus supplement.

      The Callable MITTS Securities are debt obligations of ML&Co., and an investment in the Callable MITTS Securities does not entitle you to any ownership interest in the stocks included in the Index (collectively, the "Amex Defense Stocks").

How has the Amex Defense Index performed historically?

      While historical information on the Amex Defense Index exists only for the period from and after September 21, 2001, we have included a table and a graph showing the hypothetical month-end closing values of the Index for January 1997 through August 2001. These hypothetical closing values have been calculated on the same basis the Amex Defense Index is currently calculated. We have provided this information only to illustrate how the Amex Defense Index would have performed during this period. For further information on the calculation of these hypothetical closing values, please refer to the section entitled "The Amex Defense Index--Hypothetical and Historical Data on the Amex Defense Index" in this prospectus supplement. We have also provided the actual month-end closing values of the Index from September 2001 through April 2002. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future or that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the Callable MITTS Securities over their term based upon an estimated yield for the Callable MITTS Securities, even though you will not receive any payments from us until maturity or earlier call. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning Callable MITTS Securities. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that this estimated yield will equal 5.97% per annum, compounded semiannually.

      Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a Callable MITTS Security for $10 and hold the Callable MITTS Security until maturity, you will be required to pay taxes on the following amounts of ordinary income from the Callable MITTS Securities each year: $0.3517 in 2002, $0.6269 in 2003, $0.6655 in 2004, $0.7056 in 2005,
$0.7483 in 2006, $0.7932 in 2007, $0.8414 in 2008 and $0.3625 in 2009. However,
in 2009, if we have not called the Callable MITTS Securities, the amount of ordinary income that you will be required to pay taxes on from owning each Callable MITTS Security may be greater or less than $0.3625, depending upon the Supplemental Redemption Amount, if any, you receive. Also, if the Supplemental Redemption Amount is less than $5.0951, you may have a loss which you could deduct against other income you may have in 2009, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see the section entitled "United States Federal Income Taxation" in this prospectus supplement.

Will the Callable MITTS Securities be listed on a stock exchange?

      The Callable MITTS Securities have been approved for listing on the AMEX under the trading symbol "DFM", subject to official notice of issuance. The listing of the Callable MITTS Securities on the AMEX will not necessarily ensure that a liquid trading market will be available for the Callable MITTS Securities. You should review the section entitled "Risk Factors--There may be an uncertain trading market for the Callable MITTS Securities" in this prospectus supplement.

What is the role of MLPF&S?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the Callable MITTS Securities. After the initial offering, MLPF&S intends to buy and sell Callable MITTS Securities to create a secondary market for holders of the Callable MITTS Securities, and may stabilize or maintain the market price of the Callable MITTS Securities during the initial distribution of the Callable MITTS Securities. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

      MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S' status as a subsidiary of ML&Co. and its responsibilities as calculation agent.

Who is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read the other documents of ML&Co. we have filed with the SEC, which you can find by referring to the section entitled "Where You Can Find More Information" in this prospectus supplement.

Are there any risks associated with my investment?

      Yes, an investment in the Callable MITTS Securities is subject to risks. Please refer to the section entitled "Risk Factors" in this prospectus supplement.

                                 RISK FACTORS

      Your investment in the Callable MITTS Securities will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Callable MITTS Securities is suitable for you.

You may not earn a return on your investment

      You should be aware that if the Ending Value does not exceed the Starting Value, the Supplemental Redemption Amount will be zero. This will be true even if the value of the Index was higher than the Starting Value at some time during the life of the Callable MITTS Securities but later falls to or below the Starting Value. If the Supplemental Redemption Amount is zero and the Callable MITTS Securities are not called by us prior to the stated maturity date, we will pay you only the principal amount of your Callable MITTS Securities.

The Callable MITTS Securities are subject to early call

      We may elect to call all of the Callable MITTS Securities by giving notice on any Business Day during the Call Period. We are likely to call the Callable MITTS Securities during the Call Period if the secondary market price of the Callable MITTS Securities is approximately equal to or above the Call Price during that period. In the event that we elect to call the Callable MITTS Securities, you will receive only the Call Price and no Supplemental Redemption Amount based on the value of the Index.

Your yield may be lower than the yield on a standard debt security of comparable maturity

      The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your investment in the Callable MITTS is concentrated

      An investment in the Callable MITTS carries risks similar to a concentrated investment in the defense industry.

Risk factors specific to companies included in the Amex Defense Index

      The stock prices of some of the companies included in the Index (the "Defense Companies") have been and may continue to be volatile. These stock prices could be subject to wide fluctuations in response to a variety of factors, including the following:

      .   general market fluctuations;

      . actual or anticipated variations in the quarterly operating results of the Defense Companies;

      . announcements of technological innovations or new services offered by competitors of the Defense Companies;

      .   changes in financial estimates by securities analysts;

      .   changes in the U.S. defense budget;

      . regulatory or legal developments, including significant litigation matters, affecting the Defense Companies or in the industries in which they operate;

      . unfavorable termination provisions in contracts with the U.S. government subject to audit and modification;

      . announcements by competitors of the Defense Companies of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

      .   departures of key personnel of the Defense Companies.

      The international operations of some of the Defense Companies expose them to risks inherent to international business. The risks of international business that these companies are exposed to include the following:

      . general economic, social and political conditions in the countries where they operate;

      . the difficulty of enforcing intellectual property rights, agreements and collecting receivables through certain foreign legal systems;

      . differing tax rates, tariffs, exchange controls or other similar restrictions;

      .   currency exchange rate fluctuations; and

      . changes in, and compliance with, domestic and foreign laws and regulations which impose a range of restrictions on operations, trade practices, foreign trade and international investment decisions.

Your return will not reflect the return of owning the Amex Defense Stocks

      The return on your Callable MITTS Securities will not reflect the dividends you would receive if you actually owned the stocks included in the Index because the value of the Index is calculated by reference to the prices of the Amex Defense Stocks without taking into consideration the value of dividends paid on those stocks.

There may be an uncertain trading market for the Callable MITTS Securities

      The Callable MITTS Securities have been approved for listing on the AMEX under the trading symbol "DFM", subject to official notice of issuance. While there have been a number of issuances of series of Market Index Target-Term Securities, trading volumes have varied historically from one series to another and it is therefore impossible to predict how the Callable MITTS Securities will trade. You cannot assume that a trading market will develop for the Callable MITTS Securities. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Callable MITTS Securities will depend on our financial performance and other factors such as the change in value of the Index.

      If the trading market for the Callable MITTS Securities is limited, there may be a limited number of buyers for your Callable MITTS Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

Many factors affect the trading value of the Callable MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the Callable MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Callable MITTS Securities caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Callable MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the Callable MITTS Securities attributable to another factor, such as an increase in the value of the Index. The following paragraphs describe the expected impact on the market value of the Callable MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

      Changes in the value of the Index are expected to affect the trading value of the Callable MITTS Securities. We expect that the market value of the Callable MITTS Securities will depend substantially on the amount, if any, by which the value of the Index exceeds the Starting Value. If you choose to sell your Callable MITTS Securities when the value of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that price because of the expectation that the value of the Index will continue to fluctuate until the Ending Value is determined. If you choose to sell your Callable MITTS Securities when the value of the Index is below, or not sufficiently above, the Starting Value, you may receive less than the $10 principal amount per unit of Callable MITTS Securities.

      Changes in the levels of interest rates are expected to affect the trading value of the Callable MITTS Securities. Because we will pay, at a minimum, the principal amount per unit of Callable MITTS Securities at maturity, we expect that changes in interest rates will affect the trading value of the Callable MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the Callable MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Callable MITTS Securities will increase. Rising interest rates may lower the value of the Index and, thus, the Callable MITTS Securities. Falling interest rates may increase the value of the Index and, thus, may increase the value of the Callable MITTS Securities.

      Changes in the volatility of the Index are expected to affect the trading value of the Callable MITTS Securities. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the value of the Index increases or decreases, the trading value of the Callable MITTS Securities may be adversely affected.

      As the time remaining to maturity of the Callable MITTS Securities decreases, the "time premium" associated with the Callable MITTS Securities will decrease. We anticipate that before their maturity, the Callable MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the value of the Index. This difference will reflect a "time premium" due to expectations concerning the value of the Index during the period before the stated maturity of the Callable MITTS Securities. However, as the time remaining to the stated maturity of the Callable MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the Callable MITTS Securities.

      Changes in our credit ratings may affect the trading value of the Callable MITTS Securities. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Callable MITTS Securities. However, because your return on your Callable MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the Callable MITTS Securities, such as the percentage increase, if any, in the value of the Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Callable MITTS Securities.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Callable MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the Callable MITTS Securities than if it occurs earlier in the term of the Callable MITTS Securities. However, we expect that the effect on the trading value of the Callable MITTS Securities of a given change in the value of the Index will be greater if it occurs later in the term of the Callable MITTS Securities than if it occurs earlier in the term of the Callable MITTS Securities.

Amounts payable on the Callable MITTS Securities may be limited by state law

      New York State law governs the 1983 Indenture under which the Callable MITTS Securities will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Callable MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the holders of the Callable MITTS Securities, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

      We and our affiliates may from time to time buy or sell the Amex Defense Stocks or futures or options contracts on the Index or the Amex Defense Stocks for our own accounts for business reasons and expect to enter into such transactions in connection with hedging our obligations under the Callable MITTS Securities. These transactions could affect the price of these stocks and in turn, the value of the Index in a manner that would be adverse to your investment in the Callable MITTS Securities. Any purchases by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase the prices of the Amex Defense Stocks and, in turn, the value of the Index. Temporary increases in the market prices of the Amex Defense Stocks and the value of the Index may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the Amex Defense Stocks may decline subsequent to the Pricing Date, reducing the value of the Index and therefore the market value of the Callable MITTS Securities.

Potential conflicts

      Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and the Supplemental Redemption Amount. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as calculation agent for the Callable MITTS Securities could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the Index. See the sections entitled "Description of the Callable MITTS Securities--Adjustments to the Amex Defense Index; Market Disruption Events" and "--Discontinuance of the Amex Defense Index" in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

      We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Callable MITTS Securities. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

      ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the Defense Companies including extending loans to, or making equity investments in, the Defense Companies or providing advisory services to the Defense Companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to the Defense Companies and, in addition, one or more affiliates of ML&Co. may publish research reports about the Defense Companies. ML&Co. does not make any representation to any purchasers of the Callable MITTS Securities regarding any matters whatsoever relating to the Defense Companies. Any prospective purchaser of the Callable MITTS Securities should undertake an independent investigation of the Defense Companies as in its judgment is appropriate to make an informed decision regarding an investment in the Callable MITTS Securities. The composition of the Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

Tax consequences

      You should consider the tax consequences of investing in the Callable MITTS Securities. See the section entitled "United States Federal Income Taxation" in this prospectus supplement.

                 DESCRIPTION OF THE CALLABLE MITTS SECURITIES

      ML&Co. will issue the Callable MITTS Securities as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless called by ML&Co. during the Call Period, the Callable MITTS Securities will mature on June 1, 2009.

      Unless the Callable MITTS Securities are called during the Call Period, at the stated maturity a beneficial owner of a Callable MITTS Security will receive the sum of the principal amount of the Callable MITTS Security plus the Supplemental Redemption Amount, if any. There will be no payment of interest, periodic or otherwise. See the section entitled "--Payment at maturity".

      The Callable MITTS Securities may be called by ML&Co. as described below, but are not subject to redemption at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the Callable MITTS Securities, registered holders of the Callable MITTS Securities may accelerate the maturity of the Callable MITTS Securities, as described under the sections entitled "--Events of Default and Acceleration" in this prospectus supplement and "Description of Debt Securities--Events of Default" in the accompanying prospectus of ML&Co.

      ML&Co. will issue the Callable MITTS Securities in denominations of whole units, each with a principal amount of $10.00.

      The Callable MITTS Securities will not have the benefit of any sinking fund.

Payment at maturity

      If we do not call the Callable MITTS Securities during the Call Period, a beneficial owner of a Callable MITTS Security will be entitled to receive, at the stated maturity, the principal amount of each Callable MITTS Security plus the Supplemental Redemption Amount, if any, all as provided below. If the Ending Value does not exceed the Starting Value, a beneficial owner of a Callable MITTS Security will be entitled to receive only the principal amount of the Callable MITTS Security.

  Determination of the Supplemental Redemption Amount

      The "Supplemental Redemption Amount" for a Callable MITTS Security will be determined by the calculation agent and will equal:

                                                                  ( Ending Value - Starting Value )
principal amount of each Callable MITTS Security ($10 per unit) X ( ----------------------------- )
                                                                  (        Starting Value         )

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

      The "Starting Value" equals 649.27, which was the closing value of the Index on the Pricing Date.

      The "Ending Value" will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing values of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the closing values of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that day.

      The "Calculation Period" means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date.

      A "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

      An "Index Business Day" means any day on which the NYSE, AMEX and the Nasdaq Stock Market are open for trading and the Index or any successor index is calculated and published.

      All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Callable MITTS Securities.

Early call of the Callable MITTS Securities at the option of ML&Co.

      During the Call Period, which is the month of October 2005, ML&Co., in its sole discretion, may elect to call the Callable MITTS Securities, in whole but not in part, in exchange for a cash payment of $12.50 per unit, by giving notice to the trustee on any Business Day during the Call Period. The Call Price represents an annualized rate of return on the Callable MITTS Securities of approximately 6.63%, as calculated on a semi-annual bond equivalent basis, assuming a Payment Date of October 31, 2005.

      If we elect to call your Callable MITTS Securities during the Call Period, you will receive only the Call Price and you will not receive a Supplemental Redemption Amount based on the value of the Index. If we do not call the Callable MITTS Securities, the principal amount plus the Supplemental Redemption Amount, if any, that you receive at the stated maturity may be greater than or less than the Call Price. ML&Co. may elect to call the Callable MITTS Securities on any Business Day during the Call Period by giving notice to the trustee and specifying the date on which the Call Price shall be paid. The Payment Date shall be no later than the twentieth Business Day after the call election. The trustee will provide notice of the call election to the registered holders of the Callable MITTS Securities, specifying the Payment Date, no less than 15 calendar days prior to the Payment Date. While the Callable MITTS Securities are held at the depositary, the registered holder will be the depositary, and the depositary will receive the notice of the call. As more fully described below under "--Depositary", the depositary will forward this notice to its participants which will pass it on to the beneficial owners.

      You should compare the features of the Callable MITTS Securities to other available investments before deciding to purchase the Callable MITTS Securities. Due to the uncertainty as to whether the Callable MITTS Securities will earn a Supplemental Redemption Amount or be called during the Call Period, the return on your investment with respect to the Callable MITTS Securities may be higher or lower than the return available on other securities issued by ML&Co. or issued by others. We suggest that you reach an investment decision only after carefully considering the suitability of the Callable MITTS Securities in light of your particular circumstances. See the section entitled "United States Federal Income Taxation".

Hypothetical returns

      The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Index:

      . the percentage change from the Starting Value to the hypothetical Ending Values,

      .   the total amount payable at maturity of the Callable MITTS Securities,

      . the total rate of return to beneficial owners of the Callable MITTS Securities,

      . the pretax annualized rate of return to beneficial owners of the Callable MITTS Securities,

      . the pretax annualized rate of return of an investment in the Amex Defense Stocks, which includes an assumed aggregate dividend yield of .86% per annum, as more fully described below.

      The table below assumes an initial investment of $10 in the Callable MITTS Securities and the Amex Defense Stocks. This table also assumes the Callable MITTS Securities were not called by ML&Co. during the Call Period.

                Percentage
                  change       Total                                         Pretax
                 from the      Amount                        Pretax        annualized
                 Starting    Payable at   Total Rate of    Annualized    rate of return
                 Value to     Maturity       Return      Rate of Return   of the stocks
Hypothetical   hypothetical per Callable on the Callable on the Callable included in the
Ending Value      Ending       MITTS          MITTS           MITTS       Amex Defense
of the Index      Value       Security     Securities     Securities(1)   Index (1)(2)
------------   ------------ ------------ --------------- --------------- ---------------
   129.85          -80%        $10.00          0.00%           0.00%         -20.75%
   259.71          -60%        $10.00          0.00%           0.00%         -11.79%
   389.56          -40%        $10.00          0.00%           0.00%          -6.31%
   519.42          -20%        $10.00          0.00%           0.00%          -2.31%
   649.27(3)         0%        $10.00          0.00%           0.00%           0.86%
   779.12           20%        $12.00         20.00%           2.62%           3.49%
   908.98           40%        $14.00         40.00%           4.86%           5.75%
 1,038.83           60%        $16.00         60.00%           6.82%           7.73%
 1,168.69           80%        $18.00         80.00%           8.57%           9.49%
 1,298.54          100%        $20.00        100.00%          10.14%          11.08%
 1,428.39          120%        $22.00        120.00%          11.57%          12.53%
 1,558.25          140%        $24.00        140.00%          12.89%          13.87%
 1,688.10          160%        $26.00        160.00%          14.11%          15.10%
 1,817.96          180%        $28.00        180.00%          15.24%          16.26%
 1,947.81          200%        $30.00        200.00%          16.31%          17.33%

--------
(1) The annualized rates of return are calculated on a semiannual bond equivalent basis.
(2) This rate of return assumes:
      (a) a percentage change in the aggregate price of the stocks that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Ending Value;
      (b) a constant dividend yield of .86% per annum, paid quarterly from the date of initial delivery of the Callable MITTS Securities, applied to the value of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value;
      (c) no transaction fees or expenses; and
      (d) an investment term from May 31, 2002 to June 1, 2009.
(3) This was the closing value of the Index on the Pricing Date and is the Starting Value for this series of the Callable MITTS Securities.

      The preceding figures are for illustrative purposes only. ML&Co. may elect on any Business Day during the Call Period to call the Callable MITTS Securities in which case you will only receive the Call Price and you will not be entitled to any payment at maturity. If the Callable MITTS Securities are not called by ML&Co. during the Call Period, the actual Supplemental Redemption Amount, if any, received by investors in the Callable MITTS Securities and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the Amex Defense Index; Market Disruption Events

      If at any time the AMEX changes its method of calculating the Index, or the value of the Index changes, in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified, e.g., as if a split had not occurred.

      "Market Disruption Event" means either of the following events as determined by the calculation agent:

      (A) the suspension or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in one or more of the stocks which then comprise the Index, or the stocks included in any successor index, (without taking into account any extended or after-hours trading session); or

      (B) the suspension or material limitation, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Amex Defense Stocks, or the stocks included in any successor index, which are traded on any major U.S. exchange.

      For the purpose of the above definition:

      (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

      (2) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material".

      As a result of the terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the Index would not have been available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the Amex Defense Index

      If the AMEX discontinues publication of the Index and the AMEX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the calculation agent's notification of any determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the AMEX or any other entity for the Index and calculate the closing value as described above under "--Payment at maturity". Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the Callable MITTS Securities.

      In the event that the AMEX discontinues publication of the Index and:

      .   the calculation agent does not select a successor index, or

      .   the successor index is no longer published on any of the Calculation
          Days,
the calculation agent will compute a substitute value for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the successor index or value will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

      If the AMEX discontinues publication of the Index before the maturity date and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

      .   the determination of the Ending Value, or

      . a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

      A "Business Day" is any day on which the NYSE, AMEX and the Nasdaq Stock Market are open for trading.

      Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Callable MITTS Securities.

Events of Default and Acceleration

      In case an Event of Default with respect to any Callable MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a Callable MITTS Security upon any acceleration permitted by the Callable MITTS Securities, with respect to each $10 principal amount of the Callable MITTS Securities, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment was the stated maturity date of the Callable MITTS Securities, provided, however, if the acceleration occurs before the end of the Call Period, the maximum amount payable with respect to each Callable MITTS Security will be the Call Price. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Callable MITTS Security may be limited, under
Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Callable MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Callable MITTS Securities.

      In case of default in payment of the Callable MITTS Securities, whether at the stated maturity, the Payment Date or upon acceleration, from and after that date the Callable MITTS Securities will bear interest, payable upon demand of their beneficial owners, at the rate of 2.10% per annum, to the extent that payment of any interest is legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Callable MITTS Securities to the date payment of that amount has been made or duly provided for.

Depositary

  Description of the Global Securities

      Upon issuance, all Callable MITTS Securities will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC (DTC, together with any successor, being a "depositary"), as depositary, registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for Callable MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

      So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Callable MITTS Securities represented by the global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the Callable MITTS Securities represented by a global security will not be entitled to have the Callable MITTS Securities registered in their names, will not receive or be entitled to receive physical delivery of the Callable MITTS Securities in definitive form and will not be considered the owners or holders of the Callable MITTS Securities including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  DTC Procedures

      The following is based on information furnished by DTC:

      DTC will act as securities depositary for the Callable MITTS Securities. The Callable MITTS Securities will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities will be issued for the Callable MITTS Securities in the aggregate principal amount of such issue, and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of the Callable MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the Callable MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Callable MITTS Securities are to be made by entries on the books of participants acting on behalf of beneficial owners.

      To facilitate subsequent transfers, all Callable MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Callable MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Callable MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts the Callable MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the Callable MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the Callable MITTS Securities are credited on the record date.

      Principal, premium, if any, and/or interest, if any, and payments made in cash on the Callable MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of that participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

  Exchange for Certificated Securities

      If:

      . the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

      . ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

      . an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the Callable MITTS Securities,

the global securities will be exchangeable for Callable MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive Callable MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

      DTC may discontinue providing its services as securities depositary with respect to the Callable MITTS Securities at any time by giving reasonable notice to ML&Co. or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, Callable MITTS Security certificates are required to be printed and delivered.

      ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, Callable MITTS Security certificates will be printed and delivered.

      The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

Same-Day Settlement and Payment

      Settlement for the Callable MITTS Securities will be made by the underwriter in immediately available funds. ML&Co. will make all payments of the Call Price or principal and the Supplemental Redemption Amount, if any, in immediately available funds so long as the Callable MITTS Securities are maintained in book-entry form.

                            THE AMEX DEFENSE INDEX

      The Index is calculated and disseminated by the AMEX under the symbol "DFI". The AMEX generally calculates and disseminates the value of the Index at approximately 15-second intervals during the AMEX's business hours and at the end of each Index Business Day via the Consolidated Tape Association's Network B.

      The Index is designed to measure the performance of a cross section of widely held, highly capitalized companies involved in providing systems, equipment and services to the United States government and its allies for purposes of military, defense and intelligence efforts. The Index is equal-dollar weighted, designed to ensure that each of its component securities is represented in approximate equal dollar value. Equal-dollar weighting was established by designating the number of shares of each component security that represented approximately $10,000 in market value, based on closing prices on September 21, 2001 (e.g., a stock that closed at $20 per share would be represented in the Index by 500 shares for a total market value of $10,000). The aggregate value of the stocks was reduced by a divisor to establish an index benchmark value of 500.00. To ensure that each component stock continues to represent approximate equal market value, adjustments are made quarterly after the close of trading on the third Friday of March, June, September and December by changing the number of shares of each component stock. The newly adjusted portfolio becomes the basis for the Index's value effective on the first trading day following the quarterly adjustments. If necessary, a divisor adjustment is made to ensure continuity of the Index's value.

      The AMEX may change the composition of the Index at any time to reflect the conditions of the defense industry and to ensure that the component securities continue to represent the defense industry. The Index is maintained in accordance with the rules of the AMEX, which, among other things, require that securities meet the following requirements in order to be eligible for inclusion in the Index: (i) all component stocks will either be listed on the AMEX, the New York Stock Exchange, or traded through the facilities of the National Association of Securities Dealers Automated Quotation System and are reported as National Market System securities, (ii) a minimum market value of at least $75 million, except that for each of the lowest weighted component securities in the Index that in the aggregate account for no more than 10% of the weight of the Index, the market value can be at least $50 million, (iii) trading volume in each of the last six months of not less than 1,000,000 shares, except that for each of the lowest weighted component securities in the Index that in the aggregate account for no more than 10% of the weight of the Index, the trading volume may be at least 500,000 shares in each of the last six months, (iv) at least 90% of the Index's numerical Index value, and at least 80% of the total number of component securities, will meet the current criteria for standardized option trading set forth in the rules of the AMEX and
(v) foreign country securities or American depositary receipts ("ADRs") in respect thereof that are not subject to comprehensive surveillance agreements do not in the aggregate represent more than 20% of the weight of the Index.

      The number of shares of each component stock in the Index portfolio remains fixed between quarterly reviews, except in the event of certain types of corporate actions such as the payment of a dividend, other than an ordinary cash dividend, stock distribution, stock split, reverse stock split, rights offering, or a distribution, reorganization, recapitalization, or some such similar event with respect to a component stock. When the Index is adjusted between quarterly reviews for such events, the number of shares of the relevant security will be adjusted to the nearest whole share to maintain the component's relative weight in the Index at the level immediately prior to the corporate action. The Index may also be adjusted in the event of a merger, consolidation, dissolution, or liquidation of an issuer of a component stock. In the event of a stock replacement, the average dollar value of the remaining components will be calculated and that amount invested in the new component stock to the nearest whole share. In choosing among defense industry stocks that meet the minimum criteria set forth above, the AMEX represents that it will make every effort to add new stocks that are representative of the defense industry and will take into account, among other factors, a stock's capitalization, liquidity, volatility and name recognition. In connection with any adjustments to the Index, the Index divisor is adjusted to ensure that there are no changes to the Index level as a result of non-market forces.

      As of May 28, 2002 the Index was composed of shares of the following companies (the trading symbol of each company is listed in parentheses):
Alliant Techsystems Inc. (ATK), The Boeing Company (BA), DRS Technologies, Inc.
(DRS), Engineered Support Systems, Inc. (EASI), EDO Corporation (EDO), FLIR Systems, Inc. (FLIR), General Dynamics Corporation (GD), L-3 Communications Holdings, Inc. (LLL), Lockhead Martin Corporation (LMT), Rockwell Collins, Inc.
(COL), Northrop Grumman Corporation (NOC), Raytheon Company (RTN), Stewart & Stevenson Services, Inc. (SSSS), The Titan Corporation (TTN), United Industrial Corporation (UIC).

Hypothetical and Historical Data on the Amex Defense Index

      The following table sets forth the hypothetical level of the Index at the end of each month, from January 1997 through August 2001 calculated as if the Index had existed during that period and actual month-end closing values from September 2001 through April 2002. All hypothetical data presented in the following table were calculated by the AMEX and have been calculated on the same basis the Index is currently calculated. We have provided this information to help you evaluate the behavior of the Index in various economic environments; however, these data are not necessarily indicative of the future performance of the Index or what the value of the Callable MITTS Securities may be. Any historical upward or downward trend in the value of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time during the term of the Callable MITTS Securities.

                           1997   1998   1999   2000   2001   2002
                          ------ ------ ------ ------ ------ ------
January.................. 159.60 204.01 196.51 215.97 325.08 582.41
February................. 155.33 218.00 191.65 202.64 363.38 596.60
March.................... 145.91 221.05 193.28 218.75 345.94 636.04
April.................... 149.82 222.22 202.35 230.89 397.81 664.29
May...................... 164.57 220.67 210.67 234.17 442.96
June..................... 179.20 213.93 228.50 236.03 446.84
July..................... 196.91 203.38 230.54 246.28 452.94
August................... 200.32 172.00 219.48 261.78 444.41
September................ 217.33 187.67 210.48 280.98 533.28
October.................. 203.86 199.64 194.37 297.76 552.52
November................. 207.13 205.66 205.49 294.32 524.15
December................. 207.93 206.72 223.46 305.14 533.52

      The following graph sets forth the hypothetical and actual performance of the Index presented in the table above. Past movements of the Index are not necessarily indicative of the future Index values. On May 28, 2002, the closing value of the Index was 649.27.

[THE GRAPH APPEARING HERE SETS FORTH THE HYPOTHETICAL AND ACTUAL HISTORICAL PERFORMANCE OF THE AMEX DEFENSE INDEX FROM JANUARY 1997 THROUGH APRIL 2002. THE VERTICAL AXIS HAS A RANGE OF NUMBERS FROM 0 TO 800 IN INCREMENTS OF 100. THE HORIZONTAL AXIS HAS A RANGE OF DATES FROM JANUARY 1997 TO APRIL 2002 IN INCREMENTS OF ONE MONTH.]

License Agreement

      The "Amex Defense Index" is a service mark of the AMEX and is used with the permission of the AMEX. The AMEX in no way sponsors, endorses or is otherwise involved in the Callable MITTS Securities and disclaims any liability to any party for any inaccuracy in the data on which the Index is based, for any mistakes, errors, or omissions in the calculation and/or dissemination of the Index, or for the manner in which they are applied in connection with the Callable MITTS Securities.

      Unless otherwise stated, all information herein on the Index is derived from the AMEX or other publicly available sources.

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Callable MITTS Securities. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Callable MITTS Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Callable MITTS Securities in a tax-deferred or tax-advantaged account, or persons holding Callable MITTS Securities as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the Callable MITTS Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Callable MITTS Securities should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Callable MITTS Securities arising under the laws of any other taxing jurisdiction.

      As used in this prospectus supplement, the term "U.S. Holder" means a beneficial owner of a Callable MITTS Security that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Callable MITTS Security is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Callable MITTS Security that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Callable MITTS Securities or securities with terms substantially the same as the Callable MITTS Securities. However, although the matter is not free from doubt, under current law, each Callable MITTS Security should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Callable MITTS Security as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Callable MITTS Securities. Prospective investors in the Callable MITTS Securities should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Callable MITTS Securities as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Callable MITTS Securities for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Callable MITTS Securities is based upon the assumption that each Callable MITTS Security will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Callable MITTS Securities are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Callable MITTS Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Callable MITTS Security could differ from the timing and character of income, gain or loss recognized in respect of a Callable MITTS Security had the Callable MITTS Securities in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

      On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Callable MITTS Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Callable MITTS Securities. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

      In particular, solely for purposes of applying the Final Regulations to the Callable MITTS Securities, ML&Co. has determined that the projected payment schedule for the Callable MITTS Securities will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $5.0951 per unit (the "Projected Supplemental Redemption Amount"). This represents an estimated yield on the Callable MITTS Securities equal to 5.97% per annum, compounded semiannually. Accordingly, during the term of the Callable MITTS Securities, a U.S. Holder of a Callable MITTS Security will be required to include in income the sum of the daily portions of interest on the Callable MITTS Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Callable MITTS Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Callable MITTS Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Callable MITTS Security's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Callable MITTS Security's adjusted issue price will equal the Callable MITTS Security's issue price (i.e., $10), increased by the interest previously accrued on the Callable MITTS Security. At maturity of a Callable MITTS Security, in the event that the actual Supplemental Redemption Amount, if any, exceeds $5.0951 per unit (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $5.0951 per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $5.0951 per unit (i.e., the Projected Supplemental Redemption Amount), the excess of $5.0951 per unit (i.e., the Projected Supplemental Redemption Amount) over the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Callable MITTS Security for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $5.0951 per unit) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Callable MITTS Security at a price that differs from the adjusted issue price of the Callable MITTS Security as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

      Upon the sale, redemption, or exchange of a Callable MITTS Security prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale, redemption, or exchange and the U.S. Holder's adjusted tax basis in the Callable MITTS Security as of the date of disposition. A U.S. Holder's adjusted tax basis in a Callable MITTS Security generally will equal such U.S. Holder's initial investment in the Callable MITTS Security increased by any interest previously included in income with respect to the Callable MITTS Security by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Callable MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Callable MITTS Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

      All prospective investors in the Callable MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Callable MITTS Securities. Investors in the Callable MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the Final Regulations to the Callable MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

      The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Callable MITTS Securities) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Callable MITTS Securities), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

      The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the Callable MITTS Securities during each accrual period over the term of the Callable MITTS Securities based upon the projected payment schedule for the Callable MITTS Securities (including both the Projected Supplemental Redemption Amount and an estimated yield equal to 5.97% per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the Final Regulations to the Callable MITTS
Securities:

                                                                    Total interest
                                                                    deemed to have
                                                                    accrued on the
                                              Interest deemed to       Callable
                                                accrue during     MITTS Securities as
                                                accrual period   of the end of accrual
               Accrual Period                     (per unit)       period (per unit)
               --------------                 ------------------ ---------------------
May 31, 2002 through November 30, 2002.......      $0.2993              $0.2993
December 1, 2002 through May 31, 2003........      $0.3075              $0.6068
June 1, 2003 through November 30, 2003.......      $0.3166              $0.9234
December 1, 2003 through May 31, 2004........      $0.3260              $1.2494
June 1, 2004 through November 30, 2004.......      $0.3358              $1.5852
December 1, 2004 through May 31, 2005........      $0.3459              $1.9311
June 1, 2005 through November 30, 2005.......      $0.3561              $2.2872
December 1, 2005 through May 31, 2006........      $0.3668              $2.6540
June 1, 2006 through November 30, 2006.......      $0.3777              $3.0317
December 1, 2006 through May 31, 2007........      $0.3890              $3.4207
June 1, 2007 through November 30, 2007.......      $0.4006              $3.8213
December 1, 2007 through May 31, 2008........      $0.4126              $4.2339
June 1, 2008 through November 30, 2008.......      $0.4248              $4.6587
December 1, 2008 through June 1, 2009........      $0.4364              $5.0951

--------
Projected Supplemental Redemption Amount = $5.0951 per unit.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Callable MITTS Security, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Callable MITTS Security under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, a Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Callable MITTS Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

      Under current law, a Callable MITTS Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual's death, payments in respect of such Callable MITTS Security would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

      Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the Callable MITTS Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Callable MITTS Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a Callable MITTS Security to (or through) a broker, the broker must withhold on the entire purchase price, unless either
(a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Internal Revenue Code, as amended (the "Code") prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions. Because transactions between a plan and ML&Co. may be prohibited absent an exemption, each fiduciary, by its purchase of any Callable MITTS Security on behalf of any plan, represents on behalf of itself and the plan, that the acquisition, holding and any subsequent disposition of the Callable MITTS Security will not result in a violation of ERISA, the Code or any other applicable law or regulation.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the Callable MITTS Securities will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the principal amount and any Supplemental Redemption Amount.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., and New York, New York.

Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      We have filed a registration statement on Form S-3 with the SEC covering the Callable MITTS Securities and other securities. For further information on ML&Co. and the Callable MITTS Securities, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

                                 UNDERWRITING

      MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $14,000,000 aggregate principal amount of Callable MITTS Securities. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Callable MITTS Securities if any are purchased.

      The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Callable MITTS Securities directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriter is offering the Callable MITTS Securities subject to receipt and acceptance and subject to the underwriter's right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

      MLPF&S, a broker-dealer subsidiary of ML&Co. is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Callable MITTS Securities. Accordingly, offerings of the Callable MITTS Securities will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

      The underwriter is permitted to engage in certain transactions that stabilize the price of the Callable MITTS Securities. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Callable MITTS Securities.

      If the underwriter creates a short position in the Callable MITTS Securities in connection with the offering, i.e., if it sells more units of the Callable MITTS Securities than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing units of the Callable MITTS Securities in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. "Naked" short sales are sales in excess of the underwriter's overallotment option or, where no overallotment exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because the underwriter has no overallotment option, it would be required to closeout a short position in the Callable MITTS Securities by purchasing Callable MITTS Securities in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Callable MITTS Securities. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Callable MITTS Securities. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                   VALIDITY OF THE CALLABLE MITTS SECURITIES

      The validity of the Callable MITTS Securities will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

                                    EXPERTS

      With respect to the unaudited interim financial information for the periods included in the Quarterly Report on Form 10-Q which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in ML&Co.'s Quarterly Report on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933, as amended.

                            INDEX OF DEFINED TERMS

                                                                            Page
                                                                            ----
Amex Defense Index.........................................................  S-4
Amex Defense Stocks........................................................  S-6
Business Day............................................................... S-17
Calculation Day............................................................ S-14
Calculation Period......................................................... S-14
Call Period................................................................  S-6
Call Price.................................................................  S-6
Callable MITTS Securities..................................................  S-1
Code....................................................................... S-28
Defense Companies..........................................................  S-9
depositary................................................................. S-17
DTC........................................................................  S-4
Ending Value...............................................................  S-4
ERISA...................................................................... S-28
Final Regulations.......................................................... S-25
Index......................................................................  S-4
Index Business Day......................................................... S-14
IRS........................................................................ S-24
Market Disruption Event.................................................... S-16
ML&Co......................................................................  S-4
MLPF&S.....................................................................  S-4
non-U.S. Holder............................................................ S-24
Payment Date...............................................................  S-6
Pricing Date...............................................................  S-4
principal amount...........................................................  S-4
Projected Supplemental Redemption Amount................................... S-25
Starting Value.............................................................  S-4
successor index............................................................ S-16
Supplemental Redemption Amount.............................................  S-4
U.S. Holder................................................................ S-24
Withholding Agent.......................................................... S-27

================================================================================

                                     [LOGO]

                                 1,400,000 Units

                            Merrill Lynch & Co., Inc.

                 Callable Market Index Target-Term Securities(R)
                                due June 1, 2009
                      Linked to the Amex Defense Index/SM/
                         "Callable MITTS(R) Securities"
                          $10 principal amount per unit

                              ---------------------

                              PROSPECTUS SUPPLEMENT

                              ---------------------

                               Merrill Lynch & Co.

                                  May 28, 2002

"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.
================================================================================